UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

TRIBUNE COMPANY
(Name of Issuer)
Common Stock (Par Value $.01)
(Title of Class of Securities)
896047 10 7
(CUSIP Number)
Thomas E. Chomicz, Esq.
Quarles & Brady LLP
500 West Madison Street, Suite 3700
Chicago, Illinois 60661
(312) 715-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896047 10 7

1	NAMES OF REPORTING PERSONS: Robert R. McCormick Tribune Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-3689171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER:

NUMBER OF		11,850,866

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,850,866

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,850,866

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D
AMENDMENT NO. 15 TO SCHEDULE 13D
This Amendment No. 15 to the Schedule 13D originally filed with the Securities and Exchange Commission by the Robert R. McCormick Tribune Foundation (the “Foundation”) on November 20, 1990, is being filed to report the purchase by the Tribune Company (the “Issuer”) of shares of Issuer common stock (the “Issuer Common Stock”) from the Foundation pursuant to the tender offer made by the Issuer on April 25, 2007 which expired on May 24, 2007 (the “Tender Offer”). The Tender Offer is part of a plan of reorganization under which the anticipated final result is for the Tribune Employee Stock Ownership Plan (the “ESOP”) to acquire the entire equity ownership of the Issuer (the “Privatization Plan”).
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Foundation beneficially owns 11,850,866 shares of Issuer Common Stock, which represents approximately 10.0% of the 118,282,175 outstanding shares of Issuer Common Stock according to the Issuer’s Schedule 13E-3 filed on June 1, 2007. The total outstanding shares of Issuer Common Stock does not include 60,671,319 shares of Issuer Common Stock held by subsidiaries of the Issuer as of that date.
To the best knowledge of the Foundation, Schedule A attached hereto, and incorporated herein, sets forth the number and percentage of shares of Issuer Common Stock beneficially owned by each executive officer or director of the Foundation as of this date.
(b) The Foundation has the sole voting and dispositive power over the 11,850,866 shares of Issuer Common Stock the Foundation beneficially owns.
(c) On May 24, 2007, the Foundation tendered 28,023,788 shares of Issuer Common Stock to the Issuer at a price of $34.00 per share pursuant to the Tender Offer as described above and in Amendment No. 14 to the Schedule 13D, filed on May 24, 2007. On May 31, 2007 the Issuer announced in a press release that it is applying a proration factor of 0.5771140650 to the shares tendered in the Tender Offer, and therefore the Foundation had 16,172,922 shares of Issuer Common Stock accepted for payment by the Issuer.
To the best knowledge of the Foundation, Schedule B attached hereto, and incorporated herein, sets forth the transactions in shares of Issuer Common Stock by each executive officer or director of the Foundation.

Signature
          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 5th day of June, 2007

ROBERT R. McCORMICK TRIBUNE FOUNDATION
By:	/s/ David L. Grange
David L. Grange
President

SCHEDULE A
BENEFICIAL OWNERSHIP OF SHARES
OF ISSUER COMMON STOCK BY EXECUTIVE OFFICERS
AND DIRECTORS OF THE FOUNDATION

	Aggregate Number of
	Shares of Common	Percent	Sole	Shared	Sole	Shared
	Stock Beneficially	of	Power to	Power to	Power to	Power to
Name	Owned (1)(2)	Class	Vote	Vote	Dispose	Dispose
Donald Cooke	0	*	0	0	0	0

Victoria Shire Dinges	0	*	0	0	0	0

James C. Dowdle	961 shares (3)(4)	*	961	0	961	0

Dennis J. FitzSimons	211,240 shares (5)(6)	*	211,240	0	211,240	0
	1,561,556 options (7)		0		0

David L. Grange	0	*	0	0	0	0

David D. Hiller	90,411 shares	*	90,411	0	90,411	0
	623,135 options (8)		0		0

John W. Madigan	69,059 shares (3)	*	69,059	0	69,059	0
	977,212 options (9)		0		0

Louis J. Marsico Jr.	269 (3)(10)	*	0	269	0	269

Scott C. Smith	94,925 shares (11)	*	94,925	0	94,925	0
	577,394 options (12)		0		0

*	Less than 1%

(1)	Any fractional shares have been rounded.

(2)	The number of shares shown in these columns consist of separately stated shares beneficially owned and rights to acquire shares pursuant to outstanding stock options.

(3)	This number of shares assumes that the holder fully tendered his shares in the Tender Offer and that the Issuer applied the announced 0.5771140650 proration factor to such tender.

(4)	Includes shares of Issuer Common Stock held in a revocable trust.

(5)	Includes shares of Issuer Common Stock beneficially owned by this individual under the Tribune Company 401(k) Savings Plan. This individual has the right to direct the voting of shares allocated to his account.

(6)	Excludes shares owned by family members of Mr. FitzSimons.

(7)	Options to acquire 1,561,556 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share except for 100,000 options which have an exercise price of $31.16 per share.

(8)	Options to acquire 623,135 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share except for 13,140 options which have an exercise price of $31.16.

(9)	Options to acquire 977,212 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share.

(10)	Voting power is shared with Louis J. Marsico, III, pursuant to the Illinois Uniform Transfers to Minors Act.

(11)	Excludes shares owned by family members of Mr. Smith.

(12)	Options to acquire 577,394 shares of Issuer Common Stock pursuant to stock options which are available for exercise within 60 days; all of the options have an exercise price in excess of $34.00 per share except for 30,000 options which have an exercise price of $31.16 per share.

SCHEDULE B
TRANSACTIONS IN SHARES OF ISSUER COMMON STOCK
EFFECTED DURING THE PAST 60 DAYS BY EXECUTIVE
OFFICERS AND DIRECTORS OF THE FOUNDATION
1.	On May 18, 2007, David D. Hiller made a charitable contribution of 12,100 shares of Issuer Common Stock.

2.	On May 21, 2007, Dennis J. FitzSimons made a charitable contribution of 17,000 shares of Issuer Common Stock.

3.	On May 22, 2007, John W. Madigan sold 12,963 shares of Issuer Common Stock.

4.	On May 31, 2007, James C. Dowdle had 1,310* shares of Issuer Common Stock accepted for payment by the Issuer in the Tender Offer.

5.	On May 31, 2007, Dennis J. FitzSimons had 262,751 shares of Issuer Common Stock accepted for payment by the Issuer in the Tender Offer.

6.	On May 31, 2007, David D. Hiller had 123,346 shares of Issuer Common Stock accepted for payment by the Issuer in the Tender Offer.

7.	On May 31, 2007, John W. Madigan had 94,246* shares of Issuer Common Stock accepted for payment by the Issuer in the Tender Offer.

8.	On May 31, 2007, Louis J. Marsico Jr. sold 366* shares of Issuer Common Stock accepted for payment by the Issuer in the Tender Offer.

9.	On May 31, 2007, Scott C. Smith had 129,542 shares of Issuer Common Stock accepted for payment by the Issuer in the Tender Offer.
*This number of shares assumes that the holder fully tendered his shares in the Tender Offer and that the Issuer applied the announced 0.5771140650 proration factor to such tender.